Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.
THIRD QUARTER 2009 RESULTS RELEASE AND CONFERENCE CALL SCHEDULED FOR
TUESDAY, NOVEMBER 17, 2009

Conference Call Scheduled for 10am EST

AZOUR, Israel – October 26, 2009 – Ituran Location and Control Ltd. (NASDAQ: ITRN , TASE: ITRN), announced that it will be releasing its third quarter 2009 results on Tuesday, November 17, 2009 before the US market opens.

The Company will also be hosting a conference call at 10am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor’s questions.

To participate, call one of the following teleconferencing numbers. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
ISRAEL Dial-in Number: 03 918 0609
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number: +972 3 918 0609

At:
10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

The call will also be webcast live from a link on the investor relations page at Ituran’s website at www.ituran.com. For those unable to listen to the live call, a replay of the call will also be available from the day after the call in the investor relations section of Ituran’s website.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 533,000 subscribers distributed globally. Established in 1995, Ituran has approximately 1200 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact

Udi Mizrachi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348

International Investor Relations

Ehud Helft / Kenny Greenv (ituran@gkir.com) GK Investor Relations (US) +1 646 201 9246